UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Mark One)
☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2019
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File Number    001-36454

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kimball Electronics, Inc.
1205 Kimball Boulevard
Jasper, Indiana 47546

Kimball Electronics, Inc.
Retirement Plan
Employer ID No: 35-2047713
Plan Number: 001
Financial Statements as of June 30, 2019 and 2018
and for the Year Ended June 30, 2019,
Supplemental Schedule as of June 30, 2019, and
Report of Independent Registered Public Accounting Firm

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN
TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2019 and 2018	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended June 30, 2019	4

Notes to Financial Statements as of June 30, 2019 and 2018 and for the Year Ended June 30, 2019	5

SUPPLEMENTAL SCHEDULE -	12

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2019	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules
             and Regulations for Reporting and Disclosure under the Employee Retirement Income
             Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Audit Committee
Kimball Electronics, Inc. Retirement Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Kimball Electronics, Inc. Retirement Plan (the Plan) as of June 30, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended June 30, 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2019 and 2018, and the changes in net assets available for benefits for the year ended June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of June 30, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP
RSM US LLP
We have served as the Plan’s auditor since 2018.

Indianapolis, Indiana
December 18, 2019

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2019 AND 2018
	2019	2018
ASSETS:
Investments - at fair value	$98,486,992	$91,734,758

Receivables:
Notes receivable from participants	1,316,248	1,310,320
Contributions receivable from Kimball Electronics, Inc.	2,027,677	1,720,870
Total receivables	3,343,925	3,031,190

NET ASSETS AVAILABLE FOR BENEFITS	$101,830,917	$94,765,948

See Notes to Financial Statements.

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED JUNE 30, 2019

ADDITIONS:
Contributions:
Company	$1,870,093
Participant	5,933,187
Other	4,346
Total contributions	7,807,626

Investment income:
Interest and dividend income	3,242,795
Net appreciation in fair value of investments	1,902,234
Total investment income	5,145,029

Interest income on notes receivable from participants	82,814

Total additions	13,035,469

DEDUCTIONS:
Benefits paid to participants or their beneficiaries	5,861,605
Administrative expenses	108,895

Total deductions	5,970,500

Net increase in net assets available for benefits	7,064,969

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	94,765,948
End of year	$101,830,917

See Notes to Financial Statements.

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2019 AND 2018, AND FOR THE YEAR ENDED JUNE 30, 2019

1.	DESCRIPTION OF THE PLAN

The following description of the Kimball Electronics, Inc. Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was established effective October 31, 2014.
General - The Plan is a defined contribution retirement plan covering eligible U.S. employees of Kimball Electronics, Inc. and its participating affiliates (the “Company”). Employees are generally eligible to participate immediately upon employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The governing body for administration of the Plan is the Kimball Electronics, Inc. Retirement Plan Advisory Committee. The trustee for the Plan is The Vanguard Fiduciary Trust Company (the “Trustee”).
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with his or her contributions, investment income, and an allocation of Company discretionary contributions, and charged with withdrawals, administrative expenses, and investment losses. Allocations of the Company’s discretionary contributions are based on the ratio of compensation paid to the participant to total compensation paid to all participants.
Contributions - Participants may elect to contribute up to 50% of their compensation subject to certain limitations. Those participants, who meet the eligibility requirements, may contribute additional amounts (age 50 catch-up) subject to Internal Revenue Code (“IRC”) limitations. Employees are automatically enrolled in the Plan with a 3% payroll deduction and a one percentage point increase in their payroll deduction annually up to a maximum of 15%, unless the employee submits notice to Vanguard to decline participation, change the contribution percentage, or change the annual increase. The first annual increase takes effect in July following the year of hire.
The Plan provides for the Company to contribute, at its discretion, an amount not to exceed the maximum amount allowable as a deduction to the Company for federal income tax as provided in IRC Section 404(a). Discretionary contributions are authorized by the Company’s Compensation and Governance Committee of the Board of Directors. A Company contribution of 3% of eligible wages was authorized for fiscal year 2019. The Company contribution was received by the Plan in September 2019.
Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain IRC limitations.
Investments - Participants may direct the investment of their contributions, and the Company’s discretionary contributions, into various investment options offered by the Plan. Currently, the Plan offers 23 mutual funds, one common collective trust fund, one money market fund, and a Company stock fund (“Kimball Electronics Stock Fund”) as investment options for participants.

Kimball Electronics Stock Fund - The Kimball Electronics Stock Fund is a unitized stock fund. The purpose of a unitized stock fund is to permit participants to initiate interfund transfers on any given day without the market risk of settlement delays. The assets of the fund consist primarily of Company common stock and cash necessary to meet daily liquidity requirements.
Each participant is entitled to exercise voting rights attributable to the shares of the Company’s stock allocated to his or her account. The Trustee notifies the participant prior to the time that such rights are to be exercised. For shares for which instructions have not been given by a participant, the Trustee will vote these shares by allocating the nondirected votes in proportion to the voting of shares for which participant direction was received.
Vesting - Participants are immediately vested in their contributions plus actual earnings or losses thereon. Company contributions become fully vested upon a participant’s attainment of age 65 or upon meeting early retirement age provisions as defined in the Plan, death while an employee, a complete discontinuance of contributions under the Plan, or upon partial or full termination of the Plan. Otherwise, the participant’s vested interest in company contributions and allocated amounts of investment income or loss, if any, is based upon years of service in the following table, which includes years of service with former Parent company.

Full Years of Credited Service	Percentage Vested Interest

Fewer than 1	0%
1 but fewer than 2	10
2 but fewer than 3	20
3 but fewer than 4	40
4 but fewer than 5	60
5 or more	100
Forfeited Accounts - Any amount forfeited by participants is generally used to reduce company discretionary contributions. The balance of forfeited nonvested accounts totaled $114,025 and $57,090 as of June 30, 2019 and 2018, respectively. The forfeited nonvested accounts total balance has been applied to the 2019 company discretionary contribution, and therefore the receivable from Kimball Electronics, Inc. recorded as of June 30, 2019, has been reduced by such amount of forfeited accounts.
Payment of Benefits - Upon termination of employment, a participant may elect to receive distribution(s) equal to the value of the participant’s vested interest in his or her account. Upon the death of a participant, his or her beneficiary receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals from a participant’s account are limited to financial requirements meeting the hardship provisions of the Plan, attainment of age 59 1/2, or through borrowings under the loan provisions of the Plan. Additionally, a participant who has 5 years of service and has attained age 55 may request an in-service distribution of his or her Company contribution balance.
Participants are eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.
Notes Receivable from Participants - Participants may borrow from their accounts at a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance (subject to the provisions of the Plan). Each participant must be an active employee and may have only one loan outstanding from the Plan at any time. Loans are to be repaid over a term not to exceed five years, or ten years for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear a fixed interest rate, which is generally prime plus 2% as determined on the first business day of the quarter during which the loan is made. Interest rates range from 5.25% to 7.5% as of June 30, 2019. Principal and interest are paid ratably through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates - The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial reports and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various securities including mutual funds, a common collective trust fund, and Company stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. See Note 4 - Fair Value Measurements for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The Vanguard Retirement Savings Trust III (the “Trust”), a common collective trust fund, is a stable value fund that invests in the Vanguard Retirement Savings Master Trust, which invests in investment contracts issued by banks and insurance companies and in corporate bonds, mortgage-backed securities, and other fixed income securities. The statement of net assets available for benefits presents the Trust at Net Asset Value (“NAV”). Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at NAV. The NAV for the collective trust fund is $1 per share.
The Trust imposes restrictions on the Plan, and the Trust itself may be subject to certain circumstances that impact its ability to transact at NAV. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or Plan, tax disqualification of the Trust or Plan, and certain Trust amendments if issuers’ consent is not obtained. In general, issuers may terminate a contract and settle at other than NAV under very limited circumstances, such as if there is a change in the qualification status of the participant, employer, or Plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. As of June 30, 2019, Plan management believes the occurrence of an event outside the normal operation of the Trust that would cause the Trust to transact at less than NAV is not considered to be probable. There are no reserves against NAV for credit risk of contract issuers or for any other reason.
Notes Receivable - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

Plan Expenses - Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses - The majority of the expenses to administer the Plan are paid by the Company. In fiscal years when a Company contribution is awarded, the Company may elect to be reimbursed by netting expenses paid against the discretionary Company contribution. The Company did not elect to net expenses against the 3% authorized contribution for fiscal year 2019. Certain loan, hardship withdrawal determination, and fund administration fees are paid from the individual participant accounts.
Payment of Benefits - Benefit payments are recorded when paid. There were no participants who elected to withdraw from the Plan but had not yet been paid as of June 30, 2019.
New Accounting Standards - In February 2017, the FASB issued guidance on Plan Accounting for Defined Contribution Pension Plans related to Employee Benefit Plan Master Trust Reporting, which requires a plan's interests in master trust balances and activities to be presented on the face of the plan's financial statements, and requires additional disclosures related to master trust assets, liabilities, and investments. The new guidance is effective for the 2020 Plan year and is not expected to have an effect on the Plan's net assets available for benefits or changes in net assets.

3.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

4.	FAIR VALUE MEASUREMENTS

The FASB provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Financial Instruments Recognized at Fair Value
The following methods and assumptions were used to measure fair value:

Financial Instrument	Valuation Technique/Inputs Used

Cash equivalents	Market - consists of a money market mutual fund valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan.

Mutual funds
Market - valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common collective trust fund
Market - valued at the NAV provided by the administrator of the fund. The fair value is determined based on the value of the underlying investments of the common trust as traded in active markets or valued using significant inputs.

Kimball Electronics Fund
Market - the unitized employer stock fund is comprised of common stock of Kimball Electronics, Inc. and short-term cash investments. The unit value of the fund is derived primarily from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

There are no unfunded commitments or restrictions which limit investors from redeeming any funds; however, certain funds do charge a fee upon redemption if the fund is held for less than a specified period of time. Redemption fees are not expected to materially affect the fair value of these funds, and therefore these funds are valued at the quoted net asset value per share.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of June 30, 2019 and 2018.

	As of June 30, 2019
	Level 1	Level 2	Total
Investments at fair value:
Cash equivalents	$119,094	$—	$119,094
Mutual funds	89,787,105	—	89,787,105
Kimball Electronics stock fund	—	2,680,137	2,680,137
Total investments in the fair value hierarchy	$89,906,199	$2,680,137	$92,586,336

Investments at net asset value:
Common collective trust fund			5,900,656

Total investments at fair value			$98,486,992

The Plan had no level 3 assets during the year ended June 30, 2019.

	As of June 30, 2018
	Level 1	Level 2	Total
Investments at fair value:
Cash equivalents	$55,505	$—	$55,505
Mutual funds	82,756,510	—	82,756,510
Kimball Electronics stock fund	—	2,812,743	2,812,743
Total investments in the fair value hierarchy	$82,812,015	$2,812,743	$85,624,758

Investments at net asset value:
Common collective trust fund			6,110,000

Total investments at fair value			$91,734,758

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual and common collective trust funds which are managed by The Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
As of June 30, 2019 and 2018, the Plan held approximately 165,033 and 153,702 shares of common stock, respectively, of Kimball Electronics, Inc., the sponsoring employer, with a cost basis of $1,568,181 and $1,339,606, respectively. No dividend income was recorded for the year ended June 30, 2019.

6.	FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by The Vanguard Fiduciary Trust Company. The Vanguard Fiduciary Trust Company received an opinion letter from the Internal Revenue Service, dated May 28, 2014, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code. The Plan itself has not received a determination letter from the Internal Revenue Service (IRS). However, Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of June 30, 2019 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SUPPLEMENTAL SCHEDULE

	KIMBALL ELECTRONICS, INC. RETIREMENT PLAN	EIN: 35-2047713
	FORM 5500, SCHEDULE H, PART IV, LINE 4i -	PN: 001
	SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	AS OF JUNE 30, 2019
	Identity of Issue, Borrower, or Similar Party	Current Value**

	CASH EQUIVALENTS:
*	Vanguard Prime Money Market Fund	$119,094

	MUTUAL FUNDS:
*	American Funds AMCAP Fund	4,719,933
*	Delaware Small Cap Core Fund; Institutional Class	2,241,297
*	Vanguard Inflation Protected Securities Fund	613,425
*	Metropolitan West Total Return Bond Fund	990,494
*	Vanguard Small-Cap Index Fund	4,979,391
*	Vanguard Institutional Index Fund	14,050,660
*	Vanguard International Growth Fund	6,495,859
*	Vanguard Institutional Target Retirement 2015 Fund	1,165,780
*	Vanguard Institutional Target Retirement 2020 Fund	7,035,779
*	Vanguard Institutional Target Retirement 2025 Fund	7,201,556
*	Vanguard Institutional Target Retirement 2030 Fund	11,003,006
*	Vanguard Institutional Target Retirement 2035 Fund	5,025,647
*	Vanguard Institutional Target Retirement 2040 Fund	3,621,522
*	Vanguard Institutional Target Retirement 2045 Fund	2,351,989
*	Vanguard Institutional Target Retirement 2050 Fund	1,123,160
*	Vanguard Institutional Target Retirement 2055 Fund	787,329
*	Vanguard Institutional Target Retirement 2060 Fund	384,400
*	Vanguard Institutional Target Retirement 2065 Fund	595
*	Vanguard Institutional Target Retirement Income Fund	652,580
*	Vanguard REIT Index Fund	898,422
*	Vanguard Total Bond Market Index Fund	8,065,551
*	Vanguard Total International Stock Index Fund	1,464,829
*	Vanguard Windsor II Fund	4,913,901
	Total mutual funds	89,787,105

	CORPORATE STOCK:
*	Kimball Electronics Stock Fund	2,680,137

	COMMON COLLECTIVE TRUST FUND:
*	Vanguard Retirement Savings Trust III	5,900,656

*	NOTES RECEIVABLE FROM PARTICIPANTS: Participant loans
	(maturing various dates in fiscal years through 2028 at interest rates of 5.25% to 7.5%)	1,316,248

	TOTAL	$99,803,240

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBALL ELECTRONICS, INC. RETIREMENT PLAN

By:	/s/ John H. Kahle
JOHN H. KAHLE Chairman, Retirement Plan Advisory Committee
December 18, 2019

Kimball Electronics, Inc.
Exhibit Index

Exhibit No.	Description
23.1	Consent of RSM US LLP, Independent Registered Public Accounting Firm, Dated December 18, 2019